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NEWS RELEASE


For Further Information                                 FOR IMMEDIATE RELEASE

Contact:     DLB Oil & Gas, Inc.
             Fred Standefer
             Vice President Corporate Development

             Bonray Drilling Corporation
             Joanne Belcher
             Chief Accounting Officer

             DLB OIL & GAS TO ACQUIRE BONRAY DRILLING CORPORATION

OKLAHOMA CITY, OKLAHOMA - January 7, 1997 - DLB Oil & Gas, Inc. (NASDAQ:
"DLBI") and Bonray Drilling Corporation ("NASDAQ: "BNRY") announced today that they have entered into a definitive agreement by which Bonray will become a wholly-owned subsidiary of DLB Oil & Gas, Inc. and the Bonray stockholders will receive $30.00 per share in cash. In connection with the transaction, DLB will make a cash tender offer for all of the outstanding common stock of Bonray at $30.00 per share. Shareholders owning approximately 54% of the outstanding stock of Bonray have agreed to tender their shares pursuant to the tender offer.

The tender offer is to be followed by a merger in which each remaining share will be converted into the right to receive the cash price per share paid in the offer. The transaction has been unanimously approved by the boards of directors of both companies.

Mike Liddell, Chief Executive Officer of DLB, said: "We consider this merger to be a positive step towards insuring DLB's access to drilling rigs and enhancing Bonray's rig utilization. We expect that the management and employees of Bonray will continue with the combined companies. DLB is joining forces with a very high quality company with excellent prospects. Bonray, founded in 1957, currently owns 15 land rigs in Oklahoma which have depth capabilities ranging from 7,000 to 25,000 feet. Bonray, as a wholly-owned subsidiary of DLB, will continue its operations under the name Bonray Drilling Corporation."

Raymond H. Hefner, Jr., the Chairman of the Board of Bonray, said: "The Board of Directors and I believe that DLB's offer is in the best interest of all our shareholders."

The offer will be made only pursuant to the definitive offering documents, which will be filed with the Securities and Exchange Commission and mailed to Bonray shareholders.

DLB Oil & Gas, Inc. is an Oklahoma City based company engaged in the exploration for and the development of crude oil and natural gas fields with a special emphasis on the application of state-of-the-art technologies to underanalyzed and underexplored areas. The Company's common stock trades under the symbol DLBI.